Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2011 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Tuesday, 22 May 2012, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) or any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company (the “Board”) for 2011 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2011 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2011 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2011 be and is hereby reviewed and approved;

5.	THAT the financial budget proposal of the Company for 2012 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2012 and authorization of the board of directors and the audit committee to determine its remuneration be and is hereby reviewed and approved;

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2012 and authorization of the board of directors and the audit committee to determine its remuneration be and is hereby reviewed and approved;

8.	THAT the resolution in relation to the termination of Mr. Xu Xiaoming as a director of Guangshen Railway Company Limited be and is hereby reviewed and approved (see Annex I for details);

9.	THAT the resolution in relation to the election of Mr. Sun Jing as a director of Guangshen Railway Company Limited be and is hereby reviewed and approved (see Annex I for the biographical details of Mr. Sun Jing).

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Saturday, 21 April 2012 to Tuesday, 22 May 2012 (both days inclusive), during which period no transfers of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 20 April 2012. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Friday, 20 April 2012, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.

(2)	The Board of the Company has proposed the payment of a final dividend for the year ended 31 December 2011 of RMB0.10 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, it will be paid to the shareholders whose names appear on the registers of members of the Company on Thursday, 31 May 2012.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Witholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises（《關於中國居民企業向境外 H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》）(Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2011 payable to the non- resident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non- individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045（《關於國稅發【1993】045 號文件廢止後有關個人所得 稅徵管問題的通知》）(Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2011 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on 31 May 2012, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

The registers of members of the Company will be closed from Saturday, 26 May 2012 to Thursday, 31 May 2012 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 25 May 2012.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before Wednesday, 2 May 2012.

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travel, accommodation and other related expenses.

Registered address of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25587920 or 86-755-25588146

Facsimile: 86-755-25591480

(8)	As at the date hereof, the board of directors of the Company comprises three executive directors, namely Mr. Li Wenxin, Mr. Shen Yi and Mr. Luo Qing; three non-executive directors, namely Mr. Xu Xiaoming, Mr. Li Liang and Mr. Yu Zhiming; and three independent non-executive directors, namely Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming.

By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

27 March 2012

ANNEX 1

Changes in Directorship

The Company received a notice from Guangzhou Railway (Group) Company (“GRGC”), the largest shareholder of the Company, whereby it proposed to terminate the appointment of Mr. Xu Xiaoming as a director of the sixth session of the board of directors of the Company (the “ Board”) due to changes in Mr. Xu’s work assignment and the termination would be effective from the approval of the relevant resolution at the AGM. Mr. Xu Xiaoming has confirmed that there is no disagreement with the Board and that there is no any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Meanwhile, the Company received a notice from GRGC that it intends to propose Mr. Sun Jing to be elected as a director, the term of office of which shall be the remaining term of the Board. The appointment is subject to the approval of the relevant resolution by the shareholders at the AGM. Please refer to the Biography of the Candidate for Director for the biographical details of Mr. Sun Jing.

As at the date hereof, GRGC is the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company.

Biography of the Candidate for Director

Mr. Sun Jing, aged 47, graduated with a bachelor’s degree and is also a senior engineer. He was the technician, assistant engineer and deputy head of maintenance workshop of northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau and vice-section chief and section chief of technical equipment section of locomotive department of Zhengzhou Railway Bureau. He served as chief and deputy secretary of party committee of Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau from May 2001. He served as vice director of locomotive department of Zhengzhou Railway Bureau from July 2003, director of locomotive department of Zhengzhou Railway Bureau from June 2004 and assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of Guangzhou Railway (Group) Company, the largest shareholder of the Company, since May 2007.

Save as disclosed above, Mr. Sun does not have any relationship with any other director, supervisor, senior management, substantial or controlling shareholder of the Company. In addition, Mr. Sun is not deemed to be interested in any shares and underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

To the knowledge of the Board of the Company, save as disclosed above, Mr. Sun has not held any directorship in listed companies the securities of which are listed on any securities market in Hong Kong or overseas in the three years prior to the date of this notice, or any other major appointment or qualification prior to the date of this notice.

Mr. Sun will not be entitled to any director’s remuneration, but will be entitled to an annual subsidy of RMB12,000 as a non-executive director.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.52(2)(h) to (w) of the Rules Governing the Listing of Securities on the The Stock Exchange of Hong Kong Limited and there is no other matters relating to the appointment of above director that need to be brought to the attention of the shareholders of the Company.